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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2005

                        Commission File Number 333-101591

                          GERDAU AMERISTEEL CORPORATION

                       4221 W. Boy Scout Blvd., Suite 600
                              Tampa, Florida 33607

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F____ Form 40-F __X__

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________
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                                  EXHIBIT LIST

Exhibit        Description
-------        -----------
 99.1          Press Release dated June 1, 2005

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 2, 2005

                                      GERDAU AMERISTEEL CORPORATION

                                      By:    /s/ Robert E. Lewis
                                           -------------------------------------
                                      Name:  Robert E. Lewis
                                      Title: Vice-President, General Counsel and
                                             Corporate Secretary